1102706

02017378

1-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JANUARY, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date January 18, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

This is the form required under section 139 of *the Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   IMA EXPLORATION INC.
   Name of issuer

   Suite 709 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
   Address

   (604) 687-1828
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   637,000 units, at $0.38 per unit, each unit comprising one common share and one-half share purchase warrant. Each full warrant entitles the holder to purchase an additional common share at a price of $0.45 per share until February 4, 2003. In addition, the Issuer issued, as finder's fee, warrants for the purchase of up to 63,700 common shares, at a price of $0.45 per share, until February 4, 2003.

4. Date of the distribution(s) of the security.

   February 4, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   Section 74(2)(4) of the Securities Act (British Columbia). The agent's warrants were issued under exemption 74(2)(23) of the Securities Act (British Columbia).

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Unit (CDN$)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
The Prudent Bear Fund 8140 Walnut Hill, Suite 300 Dallas, TX 75206	637,000	0.38	242,060	Sec. 74(2)(4) Securities Act (British Columbia)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

Not applicable

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (CDN$)	Exercise Price of Warrants (CDN$)	Name(s) of Purchaser(s)
Canaccord Capital Corporation #2200 - 609 Granville Street Vancouver, BC V7Y 1G5	63,700 warrants and $19,365 cash	0.38	Prudent Bear (100%)

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

Not applicable

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 13th day of February, 2002.

IMA EXPLORATION INC.
Name of issuer (please print)

[signature]
Signature of authorized signatory

William Lee, Director
Name and office of authorized signatory *(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.